FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Rummel Matratzen Quickly Creates iPadâ App with Magic Application Platform to Boost Efficiency of Its Sales Team

PRESS RELEASE

Rummel Matratzen Quickly Creates iPadâ App with Magic Application Platform to Boost Efficiency of Its Sales Team

Or Yehuda, Israel, September 3, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Rummel Matratzen has used the Magic xpa Application Platform to create and deploy an iPad app for its sales team. The iPad app increases efficiency of the sales team by providing a single point of access to information the sales team needs to efficiently manage customer meetings.

A sales person can open Rummel Matratzen’s iPad app and have all information, including customer and payment history, order status, sales documentation and return status, available in real-time at the touch of a button. The application is bi-directional, so that sales can also upload contracts and pictures, document returns, and make notes of customer feedback and ideas while on the road.

“It was important for us to reduce the number of programs, media and techniques our sales people needed to access and search in order to conduct customer meetings wherever and whenever necessary. This new iPad app enables our sales team to concentrate on the customer relationship rather than finding information,” said Helmut Haag, Head of IT at Rummel Matratzen. “We were already using Magic for our internal sales portal desktop app, thus we were able to create the iPad app with just 20% of the effort required for the previous deployment.”

“There is no escaping the need for enterprise mobility. A growing number of customers, like Rummel Matratzen, are leveraging their existing Magic application platform to easily create mobile enterprise applications. Magic xpa enables users to create mobile applications for all leading mobile operating systems (iOS, Android, BlackBerry, Windows Mobile) and devices (smartphones and tablets) with a single development effort. In addition to Magic’s application platform and their existing resources, all Rummel Matratzen needed to deploy the native iPad app was an Apple computer and an iOS developer account,” said, Stephan Romeder, General Manager for Magic Software Germany, Austria and Switzerland.

About Rummel Matratzen

Rummel Matratzen has been leading supplier of high-quality environmentally-friendly mattresses and slat bases for 60 years. Rummel Matratzen employs a combination of modern equipment, custom hand-crafted processes and innovative materials to help its customers enjoy the most restful and comfortable sleep possible. The company continuously advances its products by adopting new ideas and innovative materials that assure restorative sleep. All Rummel Matratzen sleep products are made in Germany and all inputs are tested to ensure that they are free of harmful substances. The company works with suppliers that are similarly committed to environmentally friendly, sustainable production.

For more information, visit www.rummel-matratzen.de/

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Rummel Matratzen Quickly Creates iPadâ App with Magic Application Platform to Boost Efficiency of Its Sales Team

Exhibit 10.1